Exhibit 19.0

AVITA MEDICAL, INC.

INSIDER TRADING AND SECURITIES DEALING POLICY

Effective as of June 13, 2024

INTRODUCTION

While performing your duties for AVITA Medical, Inc. or AVITA Medical Americas, LLC (collectively, “AVITA Medical”) you may, at times, have information that is not generally available to the public about AVITA Medical or “Related Entities” (defined below). AVITA Medical has its securities listed on both The Nasdaq Stock Market (“Nasdaq”) in the United States and also the Australian Securities Exchange (“ASX”) in Australia, and as a result AVITA Medical, as well as all “Restricted Persons” (defined below) must comply with certain United States federal and state securities laws as well as the Corporations Act of Australia, which collectively prohibit you from trading, or procuring another person to trade, in AVITA Medical securities on the basis of such information or providing that information to others who may trade on the basis of such information.

This Insider Trading and Securities Dealing Policy (this “Policy”) outlines the conditions under which you may conduct transactions in AVITA Medical securities and in the securities of other companies whose securities may be impacted by non-public information obtained in the course of your duties to AVITA Medical (“Related Entities”).

This Policy seeks to explain some of your obligations to AVITA Medical and under the law, to prevent actual, or the appearance of, insider trading and to protect AVITA Medical’s reputation for integrity and ethical conduct. Insider trading involves trading in a public company’s stock or other securities by someone with material non-public information about the company (as further discussed below).

It is your obligation to understand and comply with this Policy.

Should you have any questions regarding this Policy, please contact AVITA Medical’s Chief Legal and Compliance Officer, Nicole Kelsey, at nkelsey@avitamedical.com.

This Policy applies globally and is effective upon approval by the Board of Directors of AVITA Medical (the “Board”) following review and recommendation of the Audit Committee to the Board. The Policy will be reviewed and re-approved on a regular basis and, as part of the Audit Committee’s review process, this Policy will be updated as required to reflect appropriate legal and regulatory changes. The Appendix to this Policy summarizes certain provisions of Australian law that apply to you.

PERSONS TO WHOM THIS POLICY APPLIES

This Policy extends to all directors, officers, and employees of AVITA Medical, as well as certain consultants, contractors, or other individuals retained by AVITA Medical. When any of these individuals has access to or is in possession of material non-public information (as explained below) about AVITA Medical they may be considered insiders.

Additionally, this Policy extends to family members or anyone else residing in your household and any family members, not otherwise residing in your household, whose transactions in securities are directed by you or are subject to your influence or control (e.g., your parents or children). This Policy also applies to any entities that you or other persons who you have a relationship with may influence or control, including any corporations, partnerships, or trusts (charitable or otherwise). All of the above persons or entities are collectively referred to as your “Restricted Persons”.

You are responsible for the transactions conducted by your Restricted Persons and should make them aware of their obligations under this Policy. Transactions by your Restricted Persons are treated for the purpose of this Policy as if they were undertaken by you or for your benefit. Accordingly, all references to you with regard to trading restrictions or pre- clearance procedures in this Policy also apply to your Restricted Persons.

TRANSACTIONS COVERED BY THIS POLICY

AVITA Medical is a company incorporated under the laws of the State of Delaware in the United States and it has listed its shares of common stock for trading on the Nasdaq. In addition, AVITA Medical’s CHESS Depositary Interests (CDIs), being units of beneficial ownership in AVITA Medical’s underlying shares of common stock, are listed on the ASX.

Transactions covered by this Policy include purchases and sales of shares of common stock, CDIs, any derivatives securities (such as put or call options) and any debt or other equity securities issued in the future by AVITA Medical or a Related Entity. Trading also includes certain transactions under AVITA Medical equity plans.

MATERIAL NON-PUBLIC INFORMATION

This Policy is designed to prevent illegal trading in securities while you possess material non- public information. Determining what information is material and inside or non-public at any given time can be difficult. Material information is that which would be considered important by a reasonable investor in deciding whether to buy, sell or hold the securities in question. Some examples of information that generally would be considered material may include earnings estimates, significant merger or acquisition proposals or agreements, regulatory approval/rejection of a product, significant expansion or curtailment of operations, litigation problems/disputes, important management changes, research developments or any other important developments, trends or uncertainties which may have an impact on AVITA Medical or a Related Entity. Regulators will scrutinize a questionable trade after the fact with the benefit of hindsight, so it is best always to err on the side of deciding that the information is material and not trade if in doubt. If you are unsure whether information is material, you should assume that the information is material and not trade in or encourage others to trade in securities to which that information relates. You can also consult with the Chief Legal and Compliance Officer if you have any questions regarding the materiality of non-public information.

The standard for assessing whether information is inside or non-public is whether the information is generally available to the public. Information is generally available to the public when it has been released to the public through appropriate channels (e.g., public regulatory filings, by means of an official press release or a statement from one of AVITA Medical's senior officers or designated spokespersons), and enough time has elapsed to permit the market to absorb and evaluate the information. Inside information refers to non- public facts on the operations, products/services, pipeline, financial position, etc. regarding AVITA Medical that is not accessible to the public. All insiders must maintain the confidentiality of AVITA Medical information for competitive, security, and other business reasons, as well as to comply with securities laws. As with questions of materiality, if you are not sure whether information is considered public, you should assume that the information is non-public and treat it as confidential. You can also consult with the Chief Legal and Compliance Officer if you have any questions regarding the confidentiality of certain information.

Note that the above description of material non-public information is based on applicable

U.S. law. For a discussion of the concept under Australian law, please see Appendix 1 to this Policy.

PROHIBITION ON TRADING OR TIPPING OF MATERIAL NON-PUBLIC INFORMATION

While in possession of material non-public information, you are prohibited from buying or selling any AVITA Medical or Related Entity securities or engaging in any other direct or indirect actions to take advantage of material non-public information, or from procuring another person to do so. This is true even if it will cause negative personal consequences (e.g., foregoing gains) or was planned before learning of material non-public information. This prohibition applies to both securities purchases and securities sales, regardless of how or from whom the material non-public information was obtained and continues to apply post- employment until the information becomes public or non-material. You are also prohibited from disclosing material non-public information to others who might use it for trading or might pass it along to others who might trade (referred to as “tipping”). This includes family members or any other person with whom you have a pattern of sharing confidences but can include strangers. You should keep non-public information in utmost confidence.

There are no exceptions to this general prohibition. Small transactions and transactions that may be necessary or justifiable for an independent reason (e.g., raising money for a charity or an emergency) are not excepted. This prohibition also applies to material non-public information relating to Related Entities, including AVITA Medical customers and suppliers. You should treat material non-public information about AVITA Medical’s business partners with the same level of care as information related to AVITA Medical. Information that is not material to AVITA Medical may nevertheless be material to the other entity.

PROHIBITION ON SHORT SELLING, HEDGING TRANSACTIONS AND SHORT-TERM TRADING

Short sales of stock are transactions involving the borrowing of stock, selling it, and then buying stock at a later date to replace the borrowed shares. Short sales generally evidence an expectation on the part of the seller that the securities will decline in value and have the potential to signal to the market a lack of confidence in the company. Consequently, short sales of AVITA Medical securities are prohibited. Similarly, you are prohibited from purchasing or using, directly or indirectly, financial instruments (e.g., swaps, collars, forward contracts, etc.) that are designed to hedge or offset any decrease in the market value of AVITA Medical securities, including both vested and unvested securities.

Short-term trading of AVITA Medical’s securities can create a focus on our short-term stock market performance instead of promoting AVITA Medical’s long-term business objectives. For these reasons, Designated Persons (as defined herein) who purchase or sell AVITA

Medical securities in the open market may not sell or purchase any AVITA Medical securities of the same class during the six months following the transaction.

PRE-CLEARANCE ON USE OF MARGIN ACCOUNTS AND PLEDGING OF SECURITIES

If your AVITA Medical securities are held in a margin account or pledged as collateral, they may be sold without your consent under certain circumstances. As a result, a margin or foreclosure sale of AVITA Medical securities could occur when you are otherwise in possession of material non-public information. Consequently, to the extent you desire to enter into a margin trading or pledging arrangement involving AVITA Medical securities, you must first obtain pre-clearance from the Chief Legal and Compliance Officer.

PROHIBITION ON TRADING OUTSIDE OF DESIGNATED OPEN WINDOW PERIODS

Trading in AVITA Medical securities by you may only occur during the designated open window periods. AVITA Medical has four routine open window periods commencing two Nasdaq trading days following the release of AVITA Medical’s annual or quarterly earnings and continuing until the close of trading fourteen days before the last day of AVITA Medical’s fiscal quarter. Hence, the closed period begins fourteen days before the end of the fiscal quarter and ends two Nasdaq trading days after the release of AVITA Medical’s annual or quarterly earnings. AVITA Medical has the right to modify an open window period at any time and for any reason or may decide that a trading window should not be opened at all during any quarter. The Board, in its sole discretion, may approve additional open window periods from time to time. For the avoidance of doubt, no person covered by this Policy is permitted to trade or otherwise conduct transactions in AVITA Medical securities outside of the designated open window periods. Moreover, you should note that consummating transactions in AVITA Medical securities, even during an open window period, does not protect you from insider trading violations if you are trading while otherwise in possession of material non-public information. Consequently, you should use good judgment at all times regarding information you may possess. If you have any questions regarding the nature or timing of the open window periods or the application of this policy to your particular situation, please contact AVITA Medical’s Chief Legal and Compliance Officer.

In addition to the above, Designated Persons (as defined herein) must also comply with the pre-clearance procedures discussed below, even during open window periods.

PRE-CLEARANCE OF DEALINGS BY DESIGNATED PERSONS

Designated Persons and their Restricted Persons must pre-clear any intended transaction in AVITA Medical securities with the Chief Legal and Compliance Officer, including any transaction during any open window period, not less than two trading days before the date of the intended transaction. To request pre-clearance, you must inform the Chief Legal and Compliance Officer in writing of the following:

•
A complete description of the intended transaction (e.g., purchase, sale, gift, contribution), including the number of AVITA Medical securities and how you acquired them (if you proposing to sell or dispose of shares);
•
The date and the stock exchange on which the intended transaction is proposed to occur; and

•
A representation that you are not then in possession of any material non-public information and that, if you come into possession of material non-public information following that time and prior to the transaction subject to the pre-clearance, you understand that any pre-clearance is revoked and will not undertake such transaction.

If you are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), you should also consider whether you have effected any non-exempt transactions that must be reported on an appropriate Form 4 or Form 5. In addition, you should be prepared to comply with Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), and requirements to file Form 144.

Designated Persons can only conduct transactions if: (i) the Chief Legal and Compliance Officer approves the specified transaction; and (ii) such person is not otherwise in possession of material non- public information. If the Chief Legal and Compliance Officer approves the intended transaction, such transaction must take place within the open window period following the approval (or such other period specified), at which time the transaction must comply with this Policy and applicable securities laws in all other respects. Subsequent confirmation of the transaction must be provided.

Clearance provided by the Chief Legal and Compliance Officer does not constitute investment advice and if clearance is denied, the denial must be kept confidential and must not be disclosed to anyone.

For purposes of this Policy, “Designated Persons” include directors, officers, executive leadership team members, certain employees who work in accounting, finance, legal, compliance, investor relations, commercial operations, and sales, as well as any other person who may have increased access to material non-public information. A complete list of such persons is maintained internally by AVITA Medical. AVITA Medical may change the classification of an employee at any time. All employees who are classified as Designated Persons for purposes of this Policy will be notified of such classification by the Chief Legal and Compliance Officer and will remain classified as a Designated Person until further notice. Additional employees may be temporarily subject to pre-clearance depending on their involvement in specific projects or events. The senior executive overseeing such an employee shall inform the Chief Legal and Compliance Officer who, in turn, will notify the employee prior to the imposition of a pre- clearance requirement.

ADDITIONAL REQUIREMENTS ON CERTAIN DESIGNATED PERSONS

If you are a director, an executive officer, or another reporting person under Section 16 of the Exchange Act (a “Section 16 Individual”) you must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16.

The practical effect of these provisions is that Section 16 Individuals who make “matching” transactions of AVITA Medical’s securities within a six-month period (e.g., a purchase within six months prior to a sale, or a sale within six months prior to a purchase) must disgorge all profits from such transactions to AVITA Medical whether or not they had knowledge of any material non-public information.

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions of shares in tender offers, the receipt and granting of certain options, the acquisition or sale of convertible debt and certain corporate restructurings and reorganizations. Purchases and sales by an insider may be matched with transactions by any person (such as certain family members and related or controlled corporations and entities) whose securities may be deemed to be beneficially owned by the insider. Section 16 rules define “beneficial ownership” as having or sharing a direct or indirect pecuniary interest in the securities (the opportunity directly or indirectly to profit or share in the profit derived from a transaction in the securities). Certain transactions (e.g., receipt of awards under AVITA Medical’s equity incentive plan) may be exempted from Section 16(b).

If you are a Section 16 Individual, you must immediately report to the Chief Legal and Compliance Officer and the Chief Financial Officer all transactions made in AVITA Medical’s securities by you, any family members, and any entities that you control subject to this Policy. AVITA Medical requires same day reporting due to SEC requirements that certain insider reports be filed with the SEC by the second business day after the date on which a reportable transaction occurs. Contact the Chief Financial Officer for assistance with obtaining the required forms (generally Form 3, Form 4, or Form 5). Note that, although AVITA Medical is willing to assist Section 16 Individuals in meeting their Section 16 reporting obligations, it is ultimately the responsibility of the Section 16 Individual to comply with these requirements.

ROLE OF THE CHIEF LEGAL AND COMPLIANCE OFFICER

The Chief Legal and Compliance Officer is responsible for administering this Policy and all determinations and interpretations of this Policy by the Chief Legal and Compliance Officer are final and not subject to further review. The Chief Legal and Compliance Officer will keep a record of all notifications of transactions supplied in accordance with this Policy. The Chief Legal and Compliance Officer may appoint assistants to administer this Policy.

INDIVIDUAL RESPONSIBILITY

You have an ethical and legal obligation to maintain the confidentiality of information about AVITA Medical and not to trade in AVITA Medical securities (or the securities of a Related Entity) while in possession of material non-public information. In all cases, the ultimate responsibility for adhering to this Policy and avoiding improper conduct rests with you, and any action on the part of AVITA Medical, the Chief Legal and Compliance Officer, or any other employee pursuant to this Policy does not constitute legal advice or insulate you from liability under applicable securities laws. In the event of a violation of this Policy, AVITA Medical may take disciplinary action, including, but not limited to, declaring you ineligible for future participation in AVITA Medical’s equity incentive plans, and suspension or termination of your employment for cause. In addition, insider trading violations are aggressively pursued by relevant government agencies and violators may be subject to significant legal penalties, including criminal and civil fines and/or imprisonment, under applicable securities law. The same legal penalties apply to those who tip information even if they did not actually trade or benefit.

APPLICABLE LAWS

Applicable law may vary according to the jurisdiction in which AVITA Medical operates and where the applicable transaction occurs. The jurisdictions and applicable laws therein of significance to most persons covered by this Policy as of the date hereof, include (but may not be limited to):

•
Australia: Corporations Act 2001 (Cth): prohibited conduct by persons in possession of inside information (1043A), use of position and use of information (ss 182-183), market manipulation (ss1041A), and false or misleading statements (s 1041E); and

•
United States: Securities Act of 1933, as amended; the Securities Exchange Act of 1934, as amended; the rules and regulations thereunder, and case law interpreting the same.

A summary of the insider trading laws and regulations in Australia applicable as of the date of this Policy are provided as Appendix 1 to this Policy. These laws may change over time or may be subject to new interpretations by relevant courts or administrative bodies. AVITA Medical undertakes no obligation to update the legal summary attached to this Policy or to advise of changes relative to such laws and regulations. You are expected to keep yourself familiar with your legal obligations and to fully comply with those obligations. You are encouraged to retain your own legal counsel in the event you have any question regarding the application of applicable law to your specific situation.

ACKNOWLEDGMENT OF RECEIPT AND UNDERSTANDING OF THIS POLICY

All directors, officers, and employees of AVITA Medical, as well as any consultants, contractors, or other individuals retained by AVITA Medical who are in possession of material non-public information, as well as Designated Persons, must certify that they have received a copy of this Policy and that they understand its contents. In addition, each Designated Person must inform their Restricted Persons of their obligations under this Policy.

LODGING/FILING POLICY WITH GOVERNMENT AGENCY

This Policy will be lodged or filed with any government agency where the law in that particular jurisdiction requires it.

Appendix 1 AUSTRALIAN LAWS

The following summary is intended to provide you with an overview of applicable Australian securities laws and to highlight important requirements. The law in this area is complex and this Appendix does not cover every issue or situation. You should consult your own legal counsel as issues arise, and you should make yourself familiar with applicable legal requirements and with the requirements of the AVITA Medical Insider Trading and Securities Dealing Policy (“Policy”). In addition, you may wish to obtain your own legal advice or financial advice before you trade in securities. As used in this Appendix, AVITA Medical is referred to as the “Company”.

The Policy does not in any way limit your obligations under applicable law. In addition, you are required to comply with all provisions of the Policy even if the laws of any applicable jurisdiction do not prevent you from acting in that way, or do not specifically require a certain provision of the Policy.

Should you have any questions regarding the information contained in this Appendix 1, please contact the Chief Legal and Compliance Officer.

INSIDER TRADING

Section 1043A of the Corporations Act 2001 (Cth) (“Corporations Act”) prohibits insider trading. The section applies where a person is in possession of information and:

•
the information is not generally available;
•
a reasonable person would have expected that information to have a material effect on the price or value of a security if it was generally available;
•
the person knew, or ought reasonably to have known, that the information was not generally available and if it were so, a reasonable person would expect it to affect the price or value of the security.

If the section applies, it is an offence for the person to:

(a)
whether as a principal or agent subscribe for, or enter into an agreement to subscribe for, purchase or sell, securities;
(b)
procure another person to subscribe for, purchase or sell securities; and
(c)
communicate information to another person with the knowledge that the person will or is likely to do (a) or (b).

For the purposes of section 1043A, information is “generally available” where the information is either readily observable or made known in a manner that would bring it to the attention of people who commonly invest in securities of the kind whose price or value would be affected by the information.

Section 1043A of the Corporations Act does not require that the insider be connected with the company whose securities are traded. It is sufficient that the person has information that is not generally available and has undertaken one of the acts prescribed above.

The penalties for breach of the statutory prohibitions of the Corporations Act may result in:

•
criminal liability – penalties include heavy fines and imprisonment of up to 10 years;
•
civil liability – including being sued by another party or the Company for any loss resulting from illegal trading activities; and
•
civil penalty provisions – the Australian Securities and Investments Commission may seek civil penalties against you personally and may even seek a court order that you be disqualified from managing a corporation.

PROHIBITION ON IMPROPER USE OF INFORMATION

Use of information obtained as a director, officer, or employee of the Company for the person’s own gain may breach duties of confidence and of good faith owed to the Company under Australian corporate law. Sections 182 and 183 of the Corporations Act prohibit directors, officers, and employees of a company from making improper use of their position as a director, officer or employee or information gained by virtue of that position to gain directly or indirectly an advantage for him or herself or for any other person or to cause detriment to the Company. Contravention of sections 182 and 183 may render a director, officer, or employee liable for a monetary penalty or imprisonment.

MARKET MANIPULATION

Section 1041A of the Corporations Act prohibits certain transactions that have the effect of creating an artificial price or maintaining prices at an artificial level.

Section 1041B of the Corporations Act prohibits any action or omission which is calculated to create a false or misleading appearance of active trading in any securities on a stock market, or to create a false or misleading appearance concerning the market for or the price of such securities. The section prohibits certain conduct, including purchases or sales of securities which do not involve a change in the beneficial ownership of the securities, and which influence the market price of the securities.

FALSE OR MISLEADING STATEMENTS

Section 1041E of the Corporations Act prohibits making a statement or disseminating information that is false in a material particular or materially misleading and is likely to induce the sale or purchase of or subscription for securities or to affect the market price of the securities where a person does not care whether the statement is true or false or knows or ought reasonably to have known that the statement or information was false in a material particular or materially misleading.

Section 1041F of the Corporations Act prohibits a person from inducing another person to deal in securities: by making or publishing a statement, promise or forecast if the person knows, or is reckless as to whether, the statement is misleading, false or deceptive; or

•
by dishonest concealment of material facts; or
•
by recording or storing information that the person knows to be false or misleading in a material particular or materially misleading, if:
o
the information is recorded or stored in, or by means of, a mechanical, electronic or other device; and
o
when the information was recorded or stored, the person had reasonable grounds for expecting that it would be available to the other person, or a class of persons that includes the other person.